UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number 001-35715

JX Luxventure Group Inc.

(Translation of registrant’s name into English)

Bin Hai Da Dao No. 270

Lang Qin Wan Guo Ji Du Jia Cun Zong He Lou

Xiu Ying District

Haikou City, Hainan Province 570100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

On November 12, 2026, JX Luxventure Group Inc. (the “Company”) announced our unaudited financial results for the six (6) months ended on June 30, 2026. The Company’s unaudited interim condensed financial statements for the six months ended June 30, 2026 and 2025 are set forth below. On November 12, 2026, the Company issued a press release of the 6 months report furnished herewith as Exhibit 99.1. As of November 12, 2026, the Company had 16,859,877 shares of common stock issued and outstanding.

	As of
	June 30, 2026 USD	December 31, 2025 USD
Non-current assets
Property, plant and equipment	1,924,553	1,901,057
Collectible asset	147,087	-
Intangible assets	14,029,473	16,334,777
Equity investments at fair value through other comprehensive income	20,546,613	-
Right of use assets	655,394	4,364
Total non-current assets	37,303,120	18,240,198
Current assets
Trade receivables	929,433	-
Other receivables and prepayments	30,263,164	24,023,758
Cash and cash equivalents	294,633	700,727
Total current assets	31,487,230	24,724,485
Total assets	68,790,350	42,964,683

Current liabilities
Short-term loan	1,105,363	1,572,979
Note payable	2,120,000	2,120,000
Trade and other payables	2,470,580	6,576,217
Income tax payable	851,364	826,041
Due to related parties	1,180,066	7,226,210
Contract liability	690	205,079
Lease liabilities – current portion	140,055	4,454
Total current liabilities	7,868,118	18,530,980
Non-current liabilities
Lease liabilities – non-current portion	512,811	-
Total non-current liabilities	512,811	-
Total liabilities	8,380,929	18,530,980

Equity
Share capital	1,206	143
Series A equity interest with preferential rights	1,240,000	1,240,000
Series C equity interest with preferential rights	1,500,000	1,500,000
Series D equity interest with preferential rights	3,120,000	3,120,000
Series F equity interest with preferential rights	-	480,000
Share premium	139,912,142	94,000,824
Other reserve	6,269,108	6,269,108
Accumulated deficit	(96,103,707)	(82,334,728)
Other comprehensive reserve	4,470,672	158,401
Shareholders’ equity	60,409,421	24,433,748
Non-controlling interests	-	(45)
Total equity	60,409,421	24,433,703
Total liabilities and equity	68,790,350	42,964,683

	For the six months ended
	June 30, 2026 USD	June 30, 2025 USD

Revenue	68,483,593	25,178,767
Cost of sales	(60,671,004)	(20,702,206)
Gross profit	7,812,589	4,476,561

Other income	1,335	2,291
Other losses	(6,157)	(28,460)
Distribution and selling expenses	(2,459,550)	(1,731,061)
Administrative expenses	(19,094,851)	(981,106)
(Loss)/profit from operations	(13,746,634)	1,738,225

Finance costs	(22,274)	(20,115)

(Loss)/profit before tax	(13,768,908)	1,718,110

Income tax expense	(71)	-

(Loss)/profit for the period	(13,768,979)	1,718,110

Non-controlling interest	-	12
(Loss)/profit attributed to shareholders	(13,768,979)	1,718,122
Other comprehensive income/(loss)
Gain on revaluation of equity investment at fair value through other comprehensive income	3,263,897	-
Currency translation differences	1,048,374	(36,892)
Total other comprehensive income	4,312,271	(36,892)
Total comprehensive (loss)/ income for the period	(9,456,708)	1,681,230

(Loss)/profit per share of common stock attributable to the Company
Basic	(1.99)	0.47
Diluted	(1.99)	0.33
Weighted average shares outstanding:
Basic	6,916,052	3,663,880
Diluted	6,921,102	5,164,630

	For the six months ended
	June 30, 2026 USD	June 30, 2025 USD
OPERATING ACTIVITIES
(Loss)/profit for the period	(13,768,979)	1,718,110
Adjustments for:
Share based payment	18,289,065	-
Finance cost	22,274	20,115
Interest income	(121)	(56)
Depreciation of property, plant and equipment	34,390	130,981
Amortization of intangible assets	2,971,582	2,148,305
Amortization of right of use assets	75,654	18,682
Loss on disposal of property, plant and equipment	-	28,460
Operating cash flows before movements in working capital	7,623,865	3,902,183

Increase in trade and other receivables	(6,364,689)	(5,137,245)
Decrease in trade and other payables	(4,466,287)	(773,310)
Increase in income tax payable	26,161	11,770
NET CASH USED IN OPERATING ACTIVITIES	(3,180,950)	(1,834,188)

INVESTING ACTIVITIES
Purchase of collectible assets	(145,430)	-
Interest received	121	56
Proceeds on disposal of property, plant and equipment	-	19,028
NET CASH (used in)/GENERATED FROM INVESTING ACTIVITIES	(145,309)	19,084

FINANCING ACTIVITIES
Proceeds on new bank loans	-	1,516,696
Repayment of bank loans	(510,026)	(1,654,578)
Interest paid	(22,274)	(20,115)
Advance from related party	3,714,600	1,049,998
Repayment of lease liability	(78,243)	(18,645)
NET CASH GENERATED FROM FINANCING ACTIVITIES	3,104,057	873,356

NET DECREASE IN CASH AND CASH EQUIVALENTS	(222,202)	(941,748)
Effects of foreign currency translation	(183,892)	(17,219)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	700,727	1,184,456
CASH AND CASH EQUIVALENTS AT END OF PERIOD	294,633	225,489

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2026	JX Luxventure Group Inc.

	By:	/s/ Sun Lei
Sun Lei
Chief Executive Officer